SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 54)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Louis J. Corna

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

August 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 893617-20-9

1. Names of Reporting Persons.
Transcontinental Realty Acquisition Corporation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,383,226

8. Shared Voting Power
-0-

9. Sole Dispositive Power
1,383,226

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,383,226
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
15.87%
14. Type of Reporting Person
CO

2

CUSIP No. 893617-20-9

1. Names of Reporting Persons.
American Realty Investors, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
5,384,192*

8. Shared Voting Power
-0-

9. Sole Dispositive Power
5,384,192*

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,767,418**
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
77.63%
14. Type of Reporting Person
CO

*       5,384,194 was previously reported in Amendment No. 53, but upon recent review of accounts, a 2 share error was discovered.

**       Includes 1,383,226 Shares (15.87%) owned by Transcontinental Realty Acquisition Corporation, which is wholly owned by American Realty Investors, Inc.

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CUSIP No. 893617-20-9

1. Names of Reporting Persons.
Realty Advisors, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
336,000

8. Shared Voting Power
-0-

9. Sole Dispositive Power
336,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
608,984*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.99%
14. Type of Reporting Person
CO

*       Includes 272,984 Shares (3.13%) owned by Arcadian Energy, Inc., which is wholly owned by Realty Advisors, Inc.

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CUSIP No. 893617-20-9

1. Names of Reporting Persons.
Arcadian Energy, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
272,984

8. Shared Voting Power
-0-

9. Sole Dispositive Power
272,984

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
272,984
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.13%
14. Type of Reporting Person
CO

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CUSIP No. 893617-20-9

1. Names of Reporting Persons.
May Realty Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
-0-

8. Shared Voting Power
-0-

9. Sole Dispositive Power
-0-

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,375,402*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
84.6%
14. Type of Reporting Person
CO

*       Includes (i) 336,000 Shares (3.85%) owned by Realty Advisors, Inc. (“RAI”), which is wholly owned by May Realty Holdings, Inc., (ii) 272,984 Shares (3.13%) owned by Arcadian Energy, Inc., which is wholly owned by RAI, (iii) 5,384,192 Shares (61.76%) owned by American Realty Investors, Inc. (“ARL”), which is 84% beneficially owned by RAI, and (iv) 1,383,226 Shares (15.87%) owned by Transcontinental Realty Acquisition Corporation, which is wholly owned by ARL.

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 CUSIP No. 893617-20-9

1. Names of Reporting Persons.
Daniel J. Moos

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
290,000

8. Shared Voting Power
-0-

9. Sole Dispositive Power
290,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
290,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.33%
14. Type of Reporting Person
IN

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Item 1. Security and Issuer

This Amendment No. 54 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”), and further amends the original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 53 (the “Amended Statement”), filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.” The principal executive offices of TCI are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

This Amendment No. 54 to Schedule 13D is being filed (i) to reflect the correct number of Shares held by one Reporting Person, following account confirmations concluded on August 23, 2018, (ii) to include that a new Reporting Person, which holds 272,184 Shares, and was acquired by managers by another Reporting Person and (iii) to include as a new Reporting Person a holding company which owns a Reporting Person. See Items 2 and 5 below.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”), Transcontinental Realty Acquisition Corporation (“TRAC”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Arcadian Energy, Inc., a Nevada corporation (“AEI”), May Realty Holdings, Inc., a Nevada corporation (“MRHI”), and Daniel J. Moos, an individual, who is also the President and Chief Executive Officer of ARL, TCI and TRAC and President of MRHI and RAI (“Moos”). TRAC is a wholly owned subsidiary of ARL. ARL’s Common Stock is publicly held and listed and traded on the New York Stock Exchange (“NYSE”). RAI (which is wholly owned by MRHI), indirectly through Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), of which RAI is the sole member, owns approximately 84% of the Common Stock of ARL. All of ARL, TRAC, RAI, MRHI, AEI and Moos are collectively referred to as the “Reporting Persons,” and each has their principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Exchange Act, as amended, because TRAC is a wholly owned subsidiary of ARL, RAI indirectly owns over 84% of the Common Stock of ARL and 100% of the capital stock of AEI, and Moos is the President and Chief Executive Officer of ARL, TCI, TRAC, MRHI and RAI.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby further amended as follows:

(a)       According to the latest information available from the Issuer, as of June 30, 2018, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,717,767. As of August 23, 2018, after giving effect to the matter described in Item 5(c) below, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

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Name	No. of Shares Owned Beneficially	Approximate % of Class
ARL*†	6,767,418	77.63%
AEI	272,984	3.13%
TRAC	1,383,226	15.87%
RAI	336,000	3.85%
MRHI ~	7,375,402	84.60%
Moos	290,000	3.33%
Totals	7,665,402	87.93%

_______________________

*       ARL owns 5,384,192 Shares direct.

† 1,383,226 Shares are the same Shares owned by TRAC, which is a wholly owned subsidiary of ARL.

~ includes Shares owed by RAI, AEI, ARL and TRAC.

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of ARL may be deemed to beneficially own the number of Shares owned by ARL; each of the directors of ARL and TRAC may be deemed to beneficially own the number of Shares owned by TRAC described above; and each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RAI and its wholly owned subsidiary, AEI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of August 23, 2018, are set forth in the following table:

Name of Director	Director of Entity	No. of Shares Beneficially Owned	% of Class
Gene S. Bertcher	TRAC	1,383,226†	15.87%
Henry A. Butler	ARL	6,767,418*†	77.63%
Robert A. Jakuszewski	ARL	6,767,418*†	77.63%
Daniel J. Moos	TRAC	1,673,226*†✓	19.19%
Ted R. Munselle	ARL	6,767,418*†	77.63%
Mickey Ned Phillips	RAI + AEI	608,984	6.99%
Raymond D. Roberts, Sr.	ARL	6,767,418*†	77.63%
Total Units beneficially owned by Reporting Persons and individuals listed above (7 persons):		7,665,402*†✓	______ 87.93%

 _______________________

✓ Daniel J. Moos, individually, owns 290,000 Shares, which are included in the table.

(b)       Each of the directors of ARL (Messrs. Butler, Jakuszewski, Munselle and Roberts) shares voting and dispositive power over the 5,384,192 Shares beneficially owned by ARL; each of the directors of TRAC (Messrs. Bertcher and Moos) shares voting and dispositive power over the 1,383,226 Shares held by TRAC; each of the directors of RAI (Mickey Ned Phillips) has voting and dispositive power over 336,000 Shares held by RAI and 272,984 Shares held by AEI; and each of the current members of the respective Boards of Directors of ARL, TRAC and RAI disclaim beneficial ownership of the Shares owned by the respective entities.

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(c)       During the 60 calendar days ended August 23, 2018, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:

• During June 2018, a complete review was made of all brokerage accounts held by the Reporting Persons to reconcile all Shares held. Also, the original Arcadian Energy, Inc. merged with and into RAI Acquisitions, Inc., a wholly owned subsidiary of RAI, on December 21, 2017, which then changed its name to Arcadian Energy, Inc.. The original Arcadian Energy, Inc. held 272,984 Shares for more than two years.

(d)       No person, other than the Reporting Persons or their respective Boards of Directors, is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of TCI Common Stock held by ARL, AEI, RAI, TRAC or Moos.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

TRAC made accommodation pledges for loans to others to First NBC Bank (655,000 Shares), Robert Grubin (100,000 Shares) and Scott Kim (100,000 Shares).

Shares held by ARL are subject to accommodation pledges previously made for loans to others to Consolidated National Corporation (438,600 Shares), Elizabeth Shillington (161,959 Shares), Shaw (438,600 Shares) and First NBC Bank (640,000 Shares and 1,350,000 Shares).

The remaining Shares held by ARL and TRAC may be deemed to be “collateral” for borrowings, pursuant to margin or other account arrangements with bankers and brokerage firms relating to brokerage accounts. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and other collateral and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares, and interest costs under such arrangements may vary with applicable costs and account balances.

Shares held by RAI are subject to accommodation pledges for loans to others to First NBC Bank (50,000 Shares), Sanders Morris Hill (280,816 Shares) and AEI to Sanders Morris Hill (272,184 Shares).

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies.

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SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in This Amendment No. 54 to Statement on Schedule 13D is true, complete, and correct.

Dated: August 23, 2018

AMERICAN REALTY INVESTORS, INC.	TRANSCONTINENTAL REALTY ACQUISITION CORPORATION

By: /s/ Gene S. Bertcher	By: /s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice President	Gene S. Bertcher, Vice President

REALTY ADVISORS, INC.

By: /s/ Gene S. Bertcher	By: /s/ Daniel J. Moos
Gene S. Bertcher, Vice President	Daniel J. Moos, Individually

MAY REALTY HOLDINGS, INC.	ARCADIAN ENERGY, INC.

By: /s/ Gene S. Berthcer	By: /s/ Robert C. Murray, Sr.
Gene S. Bertcher, Vice President

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